Carmelitas Tequileria, Incorporated

Profit and Loss
January - December 2021

	TOTAL
Income	
400 Sales-Food	2,336,014.12
400.1 Sales-Food GrubHub	2,080.71
400.2 Sales-Food UberEats	4,545.60
400.3 Sales food DoorDash	11,927.78
400.4 Sales Food Chow-Now	380.00
401 Sales Beverage	67,709.12
402 Sales--Beer	118,278.62
403 Sales--Liquor	925,872.57
405 Sales--Wine	81,727.27
406 Comp Meals	-22,758.30
409 Void/Returns/Refunds	-12,399.46
410 Refunds	160.92
412 SALES-CATERING	0.00
Total Income	**$3,513,538.95**
Cost of Goods Sold	
450 Food	65,406.99
450.0 Food- Bakery	432.73
450.1 Food-Dairy	44,134.09
450.10 Food- Dressings & Sauces	1,814.13
450.11 Food -Dessert	4,071.62
450.12 Food-eggs	130.00
450.2 Food-Meats	268,244.98
450.3 Food-Poultry	1,445.91
450.4 Food-Canned and Dry	1,961.48
450.5 Food - Vegetables/Fruit	155,487.40
450.6 Food- Sea Food	128,341.01
450.7 Food -Spices	5,863.93
450.8 Food-Tortillas	34,218.70
450.9 Food-Dry food	53,716.10
Total 450 Food	**765,269.07**
451 Beverage	21,153.52
455 ICE	1,749.80
Total 451 Beverage	**22,903.32**
452 Wine	5,386.11
453 Liquor	134,055.90
454 Beer	28,453.40
458 Non- Alcoholic Drink Mix	1,213.14
Total Cost of Goods Sold	**$957,280.94**
GROSS PROFIT	**$2,556,258.01**

Carmelitas Tequileria, Incorporated

Profit and Loss
January - December 2021

	TOTAL
Expenses	
500 Administrative & General Expenses	52.88
500.4 Miscellaneous	1,883.80
500.5 Postage and Delivery	549.74
500.6 Printing and Ofiice Supplies	2,105.22
500.7 Professional Fees	10,300.96
500.7.1 Legal Fees	3,319.50
500.7.3 Payroll Services	6,165.04
Total 500.7 Professional Fees	**19,785.50**
500.8 Telephone/Fax	3,101.05
500.9 Internet Fees	9,008.12
Total 500 Administrative & General Expenses	**36,486.31**
501 Credit Card Processing Fees	108,124.14
501.1 GrubHub Processing Fees	187.02
Total 501 Credit Card Processing Fees	**108,311.16**
502 Payroll	
502.1 Employee Wages	853,296.40
502.2 Payroll-Management	42,993.73
502.3 Payroll Taxes	134,120.11
Total 502 Payroll	**1,030,410.24**
502.5 Other- Taxes,Fees and Surcharges	86.25
503 Direct Operating Expenses	2,676.13
503.1 Paper Supplies	32,901.29
503.2 Other Operating Expenses	2,631.56
503.3 Laundry	31,450.41
503.4 Cleaning Supplies	17,034.06
503.5 Uniforms	4,823.28
503.6 Kitchenwares	4,017.98
503.7 Pest Contol	1,711.24
503.8 Servicewares	2,724.70
Total 503 Direct Operating Expenses	**99,970.65**
505 Outdoor Dining Supplies	22,238.81
506 Bank Service Charges	5,399.75
507 Insurance	
507.1 Insurance-Workers Comp	30,012.70
507.2 Insurance-Liability	2,673.08
507.3 Insurance-Car	2,771.81
507.4 Insurance Group Health	9,733.56
507.5 Liquor Liability Insurance	1,526.01
Total 507 Insurance	**46,717.16**

Carmelitas Tequileria, Incorporated

Profit and Loss

January - December 2021

	TOTAL
508 Marketing	3,105.69
508.1 Advertising Expense--UBER EATS	18,622.39
508.1.1 Advertising Expense- Grubhub	4,789.36
Total 508.1 Advertising Expense--UBER EATS	**23,411.75**
508.3 Promotionals	203.00
Total 508 Marketing	**26,720.44**
508.1.2 Target Promotion GrubHub	257.00
509 Decorations	1,508.19
510 Business Credit Card Finance Charge	1,325.55
514 Repairs & Maintanance	35,416.86
514.1 Building Repairs Expenses	5,129.30
514.3 Knife Sharpening	438.43
Total 514 Repairs & Maintanance	**40,984.59**
515 Licenses/Permits	3,630.73
517 Utilities	716.48
517.1 Electricty	1,515.36
517.2 Gas	31,055.93
517.4 Water	3,463.41
Total 517 Utilities	**36,751.18**
521 Equipment Rental	1,778.77
522 Car & Truck Expenses	5,846.32
522.1 PARKING	8.00
522.2 CAR- GAS	3,249.62
Total 522 Car & Truck Expenses	**9,103.94**
524 Meals & Entertainment	1,250.30
525 State Franchise Taxes	1,836.89
526.2 Music Subscripcion expense	2,507.94
527.1 Gifts Card processing	369.70
529 Janitorial Service	5,100.00
530 Kitchen Supplies	2,663.11
531 Equipment/Unsecured Taxes	1,400.52
533 Small Equipment	7,096.05
534 Rent	47,728.50
534.1 Office Rent	992.25
534.2 Storage Rent	3,682.65
534.3 Cam Rent charges	8,339.80
534.4 Rent or Lease of Buildings	159,276.64
534.5 Office Rent-Silvia Heredia	30,000.00
Total 534 Rent	**250,019.84**
535.1 Fraudulent Check and Debit Charges	-870.75
536 Software Technical Support	13,983.55

Carmelitas Tequileria, Incorporated

Profit and Loss
January - December 2021

	TOTAL
537 Bar Supplies	190.21
538 Dues and Subscriptions	396.19
541 Office Equip. Small	1,188.16
547 Cash Over/Short	-1,910.09
560 Security	962.59
562 Education/Seminars	179.00
563 Shipping, Freight & Delivery	
563.1 Delivery Commission- Grubhub	3,996.70
Total 563 Shipping, Freight & Delivery	**3,996.70**
564 Employees Training	417.17
700 Interest Expense	49,720.85
701 Other Interest Expense	747.96
800 Online Orders- Service Fees	13.50
800.1 Chownow-Fees	24.98
800.2 DoorDash-Fees	1,380.87
800.3 GrubHub-Fees	254.76
800.4 UberEats-Fees	4,236.58
Gifts Other Miscellaneous Service Cost	-12.25
Office/General Administrative Expenses	4,719.55
Paper Supplieser	277.73
Unapplied Cash Bill Payment Expense	-11,617.39
Total Expenses	**$1,812,204.94**
NET OPERATING INCOME	**$744,053.07**
Other Income	
702 Other Charges	18,774.76
703 Other Income/Expense	1,549.29
704 Interest Income	0.08
707 Other Income(Clearing)	452,720.00
708 Other Income/PPP-1 Loan	319,800.00
709 Federal Income Tax	602.84
Total Other Income	**$793,446.97**
Other Expenses	
715 Officer Salaries	464,885.20
Purchase Fees	105.19
Total Other Expenses	**$464,990.39**
NET OTHER INCOME	**$328,456.58**
NET INCOME	**$1,072,509.65**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
100 Petty Cash	4,418.36
103 Cash in Bank-Checking#2634	-47,487.53
104 Cash in Bank-Checking#4765	0.00
105 Cash in Bank Checking#9199	0.08
106 Cash in Bank-Checking#9181	37,441.59
109 Cash Clearing	29,834.18
Total Bank Accounts	**$24,206.68**
Other Current Assets	
112 Loan Receivable-Rosalba Heredia	0.00
113 Loan Receivable-Clemente Heredia Sr.	0.00
114 Loan Receivable Heredia Family Partnership	90,563.61
115 Loan to Stockholders	0.00
115.1 Loan receivable Marcos Heredia	287,660.34
115.2 Loan receivable Silvia Heredia	195,206.16
Total 115 Loan to Stockholders	**482,866.50**
116 Loan Receivable-Brissa & Co.	494,289.29
118 Loan Receivable- Carlos E. Ortiz	0.00
119 Loan Receivable -DANIEL OSORIO	0.00
120 Loan Receivable-MSH Enterprises, LLC	1,788,542.54
121 Loan Receivable-Carmelitas San Diego	0.00
122 Loan-receivable Gustavo Cruz	0.00
123 Loanreceivable-Perez Javier	0.00
129 Employee Cash Advances	9,116.52
130 Inventory	12,229.14
149 Cash on Hand/Bank Box	0.00
Loan Receivable-Jose Aguirre	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$2,877,607.60**
Total Current Assets	**$2,901,814.28**
Fixed Assets	
150 Furniture & Fixtures	64,125.81
150.1 Accumulated Depreciation	0.00
Total 150 Furniture & Fixtures	**64,125.81**
151 Office Equipment	18,463.22
151.1 Accumulated Depreciation	0.00
Total 151 Office Equipment	**18,463.22**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2021

	TOTAL
152 Restaurant Equipment	207,515.87
152.1 Accumulated Depreciation	0.00
Total 152 Restaurant Equipment	**207,515.87**
153 Catering Vehicle Dodge RAM-2019	77,514.14
155 Leasehold Improvements	415,058.88
155.1 Accumulated Depreciation	0.00
156 Sign	0.00
158 Accumulated Deprec	-613,121.00
Total Fixed Assets	**$169,556.92**
Other Assets	
111 Loan Receivable-Carmelitas Inc	0.00
111.1 Loan Receivable-Carmelitas Inc-Fair Oaks	5,402.60
111.2 Loan Receivable-Carmelitas Inc-Roseville	0.00
157 Liquor License	15,000.00
157.1 Accumulated Amortization	0.00
Total 157 Liquor License	**15,000.00**
190 Start-up Costs	94,068.24
190.1 Accum. Amorttization	-65,189.88
Total 190 Start-up Costs	**28,878.36**
197 Arce Design Recievable-Legal agreement	83,750.00
198 Security Deposits	23,362.40
199 Suspense	0.00
Total Other Assets	**$156,393.36**
TOTAL ASSETS	**$3,227,764.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable	65,816.18
Total Accounts Payable	**$65,816.18**
Credit Cards	
201 Credit Card--Amex#1006	400.00
202 Bank of America #6012	0.00
204 Bank of America#5132	24,698.30
206 Bank of America#7708	15,009.27
FRAUD DEBIT	-869.55

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2021

	TOTAL
Total Credit Cards	**$39,238.02**
Other Current Liabilities	
203 Gift Card	5,906.89
210 Shareholder's Loan	0.00
215 Payroll Clearing	43,891.63
216 Health Ins.Payable Employee(Clearing)	2,179.80
217 Garnishment	0.00
220 Loan Payable-Sta.Margarita	0.00
221 Loan Payable -Carmelitas Inc.	0.00
221.1 Loan Payable-Carmelitas Roseville	152,509.50
Total 221 Loan Payable -Carmelitas Inc.	**152,509.50**
222 Inter Company Payable-Heredia Family, Ltd	0.00
223 Loan Payable-Henry J. Boisvert	0.00
224 Loan Payable - Omar Garcia Carmona	0.00
225 Loan Payable -Daniel Carrasco	0.00
226 Loan Payable - Rosalba Heredia	9,809.66
228 Loan Payable - Aldo	0.00
229 Loan Payable - Lourdes	0.00
230 Loan Payable - Chris	0.00
231 Loan Payable-Lupe Barajas	0.00
232 Loan Payable--Pedro Boror	0.00
233 Loan Payable--Clemente Sr.	415.33
234 Loan Payable--Chayane Heredia	0.00
235 Loan Payable--Karen Diaz	0.00
236 Loan Payable--Marcos Heredia	0.00
238 Loan Payable-Carmelitas San Diego	14,551.00
239 Loan Payable--Audra Acosta	0.00
248 Sales Tax	41,607.39
248.1 SALES TAX UBER EATS	-1,328.81
248.2 SALES TAX CHOWNOW	29.46
248.3 SALES TAX DOORDASH	968.35
248.4 Sales Tax-Grubhub	148.04
Total 248 Sales Tax	**41,424.43**
249 Payroll Tax Payable	15,728.39
255 Tips Payable	24,701.58
261 Loan Payable to Israel Heredia	13,332.00
Factoring Payable - Reward Network	0.00
Total Other Current Liabilities	**$324,450.21**
Total Current Liabilities	**$429,504.41**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2021

	TOTAL
Long-Term Liabilities	
237 Loan Payable--American Express	0.00
240 Loan Payable--Tandem Finance Inc.	78,454.68
241 Loan Payable--Pawnee/TandemLeasing	173,662.67
242 Loan Payable--Crestmark Vendor Finance	121,976.59
252 Notes Payable-Financial Pacific	0.00
253 Note Payable - Marlin Business Bank	0.00
254 Note payable - Pawnee Lease	0.00
256 Note Payable-PPP1 Loan	0.00
257 VEHICLE LOAN	0.00
257.1 Loan Payable-Wells Fargo	35,898.03
Total 257 VEHICLE LOAN	**35,898.03**
258 Loan Payable Kalamata Capital Group	0.00
259 Loan Payable Ascentium Capital	120,772.05
Total Long-Term Liabilities	**$530,764.02**
Total Liabilities	**$960,268.43**
Equity	
300 Capital Stock	
300.1 Marcos	25,000.00
300.2 Silvia	25,000.00
300.3 Clemente Sr.	25,000.00
300.5 Chayane	0.00
300.7 Rosalba	25,000.00
300.9 Clemente Jr.	0.00
Total 300 Capital Stock	**100,000.00**
30000 Opening Balance Equity {58}	0.00
311 Shareholder's Equity	
311.1 Shareholder Contribution - Marcos	0.00
311.10 Shareholder Contributions - Silvia	0.00
311.11 Shareholder Distributions-Silvia	-13,013.20
311.2 Shareholder Distribution - Marcos	-8,260.23
311.4 Shareholder Distribution - Clemente Sr.	0.00
311.5 Shareholder Contribution - Chayane	0.00
311.8 Shareholder Distribution - Rosalba	0.00
Total 311 Shareholder's Equity	**-21,273.43**
390 Retained Earnings	1,116,259.91
Net Income	1,072,509.65
Total Equity	**$2,267,496.13**
TOTAL LIABILITIES AND EQUITY	**$3,227,764.56**

Carmelitas Tequileria, Incorporated

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,072,509.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
114 Loan Receivable Heredia Family Partnership	10,000.00
115.1 Loan to Stockholders:Loan receivable Marcos Heredia	-34,801.48
120 Loan Receivable-MSH Enterprises, LLC	-673,363.25
129 Employee Cash Advances	-2,000.00
200 Accounts Payable	32,972.93
201 Credit Card--Amex#1006	-228.48
204 Bank of America#5132	17,618.33
206 Bank of America#7708	15,009.27
FRAUD DEBIT	-869.55
203 Gift Card	2,379.00
215 Payroll Clearing	36,620.74
216 Health Ins.Payable Employee(Clearing)	2,179.80
217 Garnishment	0.00
221.1 Loan Payable -Carmelitas Inc.:Loan Payable-Carmelitas Roseville	30,021.09
226 Loan Payable - Rosalba Heredia	0.01
238 Loan Payable-Carmelitas San Diego	-3,449.00
248 Sales Tax	31,595.50
248.1 Sales Tax:SALES TAX UBER EATS	-1,328.81
248.2 Sales Tax:SALES TAX CHOWNOW	29.46
248.3 Sales Tax:SALES TAX DOORDASH	968.35
248.4 Sales Tax:Sales Tax-Grubhub	148.04
249 Payroll Tax Payable	15,728.39
255 Tips Payable	24,701.58
261 Loan Payable to Israel Heredia	13,332.00
Factoring Payable - Reward Network	-104,975.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-587,712.06**
Net cash provided by operating activities	**$484,797.59**
INVESTING ACTIVITIES	
150 Furniture & Fixtures	-3,391.00
152 Restaurant Equipment	-25,103.71
155 Leasehold Improvements	-37,599.23
111.1 Loan Receivable-Carmelitas Inc-Fair Oaks	93,228.80
197 Arce Design Recievable-Legal agreement	15,000.00
198 Security Deposits	-15,248.00
199 Suspense	0.00
Net cash provided by investing activities	**$26,886.86**
FINANCING ACTIVITIES	
240 Loan Payable--Tandem Finance Inc.	-26,161.56
241 Loan Payable--Pawnee/TandemLeasing	-48,380.28
242 Loan Payable--Crestmark Vendor Finance	-34,447.44

Carmelitas Tequileria, Incorporated

Statement of Cash Flows
January - December 2021

	TOTAL
256 Note Payable-PPP1 Loan	-319,800.00
257.1 VEHICLE LOAN:Loan Payable-Wells Fargo	-14,054.52
258 Loan Payable Kalamata Capital Group	-116,415.00
259 Loan Payable Ascentium Capital	120,772.05
311.11 Shareholder's Equity:Shareholder Distributions-Silvia	-13,013.20
311.2 Shareholder's Equity:Shareholder Distribution - Marcos	-6,473.81
311.8 Shareholder's Equity:Shareholder Distribution - Rosalba	-0.01
Net cash provided by financing activities	**$ -457,973.77**
NET CASH INCREASE FOR PERIOD	**$53,710.68**
Cash at beginning of period	-29,504.00
CASH AT END OF PERIOD	**$24,206.68**